Exhibit 99.1
Disclosure of Payment by Resource Extraction Issuer

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, made for each project of the resource extraction issuer relating to the commercial development of oil, natural gas, or minerals:	Project: Eagle Ford Shale, Texas •Taxes - $21.8 million

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, for all projects made to each government:	See above for amount of payments; all payments were made to the U.S. federal government as specified below.

The total amounts of the payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD:	See above.

The currency used to make the payments:	USD

The fiscal year in which the payments were made:	December 31, 2024

The business segment of the resource extraction issuer that made the payments:	Upstream segment

The governments (including any foreign government or the Federal Government) that received the payments and the country in which each such government is located:	Internal Revenue Service, Department of the Treasury of the United States of America

The project of the resource extraction issuer to which the payments relate:	Eagle Ford Shale, Texas

The particular resource that is the subject of commercial development:	Oil and natural gas

The method of extraction used in the project:	Wells

The major subnational political jurisdiction of the project:	Texas